SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

KLDiscovery Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

498455 104

(CUSIP Number)

Jonathan J. Ledecky

Kevin Griffin

c/o Pivotal Acquisition Holdings LLC

c/o Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498455 104	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pivotal Acquisition Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,655,889 shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,655,889 shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,655,889 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 498455 104	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan Ledecky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,655,889 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,655,889 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,655,889 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 498455 104	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kevin Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,461,445 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,461,445 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,461,445 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No. 498455 104	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pivotal Spac Funding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,655,889 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,655,889 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,655,889 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 498455 104	SCHEDULE 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGG Investment Group LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,805,556 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,805,556 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,805,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

CUSIP No. 498455 104	SCHEDULE 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory Racz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,805,556 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,805,556 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,805,556 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 498455 104	SCHEDULE 13D	Page 8 of 13 Pages

This Schedule 13D (“Schedule 13D”) is filed by Pivotal Acquisition Holdings LLC (“Holdings”), Pivotal Spac Funding LLC (“Spac Funding”), MGG Investment Group LP (“MGG”), Jonathan Ledecky (“Ledecky”), Kevin Griffin (“Griffin”) and Gregory Racz (“Racz”) with respect to ownership of common stock, par value $0.0001 per share (the “Common Stock”), of KLDiscovery Inc. (formerly Pivotal Acquisition Corp.) (the “Issuer”), a Delaware corporation.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 42,528,017 shares of Common Stock outstanding as of December 19, 2019.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 8201 Greensboro Dr., Suite 300, McLean, VA 22102.

Item 2. Identity and Background.

The business address of each of Holdings and Ledecky is c/o Graubard Miller, 405 Lexington Ave., 11th Floor, New York, New York 10174. The business address of each of Spac Funding, MGG, Griffin and Racz is One Penn Plaza, New York, NY 10119. Holdings is controlled by Ironbound Partners Fund LLC, an affiliate of Ledecky, and Spac Funding. Spac Funding is controlled by Griffin, and MGG is controlled by Griffin and Racz.

Holdings and Spac Funding were formed to hold certain investments in the Issuer.

Ledecky served as the Chairman and Chief Executive Officer of the Issuer from its inception in 2018 until December 19, 2019 and has served as a Director of the Issuer since such date. Ledecky has been a co-owner of the National Hockey League’s New York Islanders franchise since October 2014.

Griffin has served as a Director of the Issuer since September 2018. Griffin is the Chief Executive Officer and Chief Investment Officer of MGG.

MGG is an investment adviser to certain investment funds and/or accounts.

Racz is the President and Chief Legal Officer of MGG.

None of Holdings, Spac Funding, MGG, Ledecky, Griffin or Racz has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Holdings, Spac Funding, MGG, Ledecky, Griffin or Racz has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 498455 104	SCHEDULE 13D	Page 9 of 13 Pages

Holdings and Spac Funding are Delaware limited liability companies. MGG is a Delaware Limited Partnership. Ledecky, Griffin and Racz are citizens of the United States.

Item 3. Sources and Amount of Funds or Other Consideration.

In August 2018, in connection with the Issuer’s formation, Holdings was issued an aggregate of 5,750,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer at a price of approximately $0.004 per share for an aggregate purchase price of $25,000. Holdings used its working capital for this purchase. Holdings subsequently transferred an aggregate of 200,000 shares of Class B Common Stock to the Issuer’s officers and directors in December 2018 for the same price per share paid by Holdings. Holdings agreed to forfeit up to 750,000 shares of Class B Common Stock pro rata to the extent to which the underwriters’ over-allotment option in the Issuer’s Initial Public Offering (“IPO”) was not exercised in full. However, the underwriters in the IPO exercised the over-allotment option in full and as a result, no shares of Class B Common Stock were forfeited by Holdings at such time.

The shares of Class B Common Stock were by their terms automatically convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer upon consummation by the Issuer of an initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (the “Business Combination”).

Simultaneously with the consummation of the IPO, Holdings purchased 6,350,000 warrants, each exercisable to purchase one share of Class A Common Stock, via a private placement.

On May 20, 2019, the Issuer entered into an Agreement and Plan of Reorganization, as amended (the “Merger Agreement”), with Pivotal Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Issuer, LD Topco, Inc., a Delaware corporation, and, solely in its capacity as representative of the stockholders of the Company, Carlyle Equity Opportunity GP, L.P., a Delaware limited partnership. In connection the Merger Agreement, the Issuer agreed to seek stockholder approval to amend its capitalization such that it would have 200,000,000 authorized shares of Common Stock as a single class of stock and the Class A Common Stock and Class B Common Stock would automatically convert into the Common Stock on closing of the Business Combination contemplated by the Merger Agreement.

CUSIP No. 498455 104	SCHEDULE 13D	Page 10 of 13 Pages

On December 16, 2019 the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) pursuant to which certain investors, including MGG, agreed, subject to the consummation of the Business Combination contemplated by the Merger Agreement, to purchase from the Issuer 8% convertible debentures due 2024 (the “Debentures”). The Debentures are, at the option of the holder, convertible into Common Stock of the Issuer, or, at the election of the Issuer, redeemable or repayable, in the aggregate principal amount of $200 million. The Debentures were issued on December 19, 2019 to “accredited investors” pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). MGG purchased $100 million of Debentures and received 250,000 shares of Common Stock in connection with its purchase of the Debentures. MGG used its working capital for this purchase.

On December 19, 2019, the Issuer consummated the Business Combination contemplated by the Merger Agreement. In connection with the consummation of the Business Combination, all shares of Class A Common Stock and Class B Common Stock were converted on a one-for-one basis into shares of Common Stock of the Issuer. In connection with the transactions, immediately prior to the closing of the Business Combination, Holdings forfeited an aggregate of 479,392 shares of Class B Common Stock and 1,764,719 warrants it held for no consideration.

Item 4. Purpose of Transaction.

The acquisitions reported on this Schedule 13D were made for investment purposes and in furtherance of the Business Combination. Holdings, Spac Funding, MGG, Ledecky, Griffin and Racz may acquire or dispose of additional securities of the Issuer from time to time once the applicable Lockup Agreements (defined below), if any, expire.

Holdings holds 4,585,281 warrants, each entitling it to purchase one share of Common Stock, which will become exercisable on January 18, 2020. MGG holds the Debentures issued by the Issuer which, when converted, will allow MGG to acquire 5,555,556 shares of Common Stock of the Issuer (not including additional shares of Common Stock that may be issued upon conversion of accrued interest that is payable in kind). The Debentures are convertible at the option of the holder at any time at a price of $18 per share. Except as described herein, none of Holdings, Spac Funding, MGG, Ledecky, Griffin or Racz has any other agreements to acquire Common Stock at this time.

Each of Ledecky and Griffin is a Director of the Issuer. As directors, they are involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, none of Holdings, Spac Funding, MGG, Ledecky, Griffin or Racz has any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material

CUSIP No. 498455 104	SCHEDULE 13D	Page 11 of 13 Pages

change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Holdings is the beneficial owner of 9,655,889 shares of Common Stock, or approximately 20.5% of the Issuer’s outstanding Common Stock, including 4,585,281 shares of Common Stock issuable upon exercise of warrants held by Holdings. Holdings has sole voting and dispositive power over the shares it holds.

Each of Spac Funding and Ironbound Partners Fund, LLC, an entity controlled by Ledecky, is a managing member of Holdings. Accordingly, each of Spac Funding and Ledecky may be deemed to have shared voting and dispositive power over the shares of Common Stock beneficially held by Holdings.

MGG is the beneficial owner of 5,805,556 shares of Common Stock, or approximately 12.1% of the Issuer’s outstanding Common Stock, including 5,555,556 shares of Common Stock of the Issuer issuable upon conversion of the Debentures (not including additional shares of Common Stock that may be issued upon conversion of accrued interest that is payable in kind on the Debentures). Griffin and Racz are controlling persons of MGG, and as such, may be deemed to have shared voting and dispositive power over the shares MGG holds.

Griffin is the beneficial owner of 15,461,445 shares of Common Stock, or approximately 29.4% of the Issuer’s outstanding Common Stock, representing shares of Common Stock held by Spac Funding and MGG. Griffin is a controlling person of Spac Funding, a managing member of Holdings, and the Chief Executive Officer and Chief Investment Officer of MGG. Accordingly, he may be deemed to have shared voting and dispositive power over the shares of Common Stock beneficially held by Holdings and MGG.

Racz is the beneficial owner of 5,805,556 shares of Common Stock, or approximately 12.1% of the Issuer’s outstanding Common Stock, including 5,555,556 shares of Common Stock of the Issuer issuable upon conversion of the Debentures (not including additional shares of Common Stock that may be issued upon conversion of accrued interest that is payable in kind on the Debentures). Racz is a controlling person of MGG. Accordingly, he may be deemed to have shared voting and dispositive power over the shares held by MGG.

CUSIP No. 498455 104	SCHEDULE 13D	Page 12 of 13 Pages

In the last 60 days, none of Holdings, Spac Funding, MGG Ledecky, Griffin or Racz has effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Holdings is a party to a Registration Rights Agreement dated December 19, 2019 (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Holdings was granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of certain securities of the Issuer held by it, subject to certain conditions set forth therein.

Common Stock owned by Holdings and Ledecky and Griffin is subject to a lockup pursuant to certain letter agreements entered into by and between them and the Issuer on February 4, 2019 in connection with the IPO (the “Letter Agreements”). Holdings is also a party to a lockup agreement, entered into by and among itself and the Issuer on December 19, 2019 (the “Holdings Lockup Agreement”).

Pursuant to the Letter Agreements, the holders of the shares of Class B Common Stock—including Ledecky and Griffin – agreed that they would not transfer their shares of Class B Common Stock (or the shares such Class B Common Stock converted into in connection with the Issuer’s Business Combination), subject to limited exceptions, until one year after the consummation of the Business Combination or earlier if, subsequent to the consummation of the Business Combination, (i) the last sales price of Issuer’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (ii) Issuer (or any successor entity) consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Issuer’s (or such successor entity’s) stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Pursuant to the Holdings Lockup Agreement, Holdings agreed to subject 550,000 of its shares of Common Stock of the Issuer to a lockup that will be released only if the last reported sale price of the common stock equals or exceeds $15.00 for a period of 20 consecutive trading days during the five-year period following the consummation of the Business Combination. If the last reported sale price of common stock does not equal or exceed $15.00 within five years from the closing of the Business Combination, such shares will be forfeited to the Issuer for no consideration.

Item 7. Material to be filed as Exhibits.

99.1. Joint Filing Agreement, dated as of December 30, 2019, by and between Pivotal Acquisitions Holdings LLC, Pivotal Spac Funding LLC, MGG Investment Group LP, Jonathan Ledecky, Kevin Griffin and Gregory Racz.

CUSIP No. 498455 104	SCHEDULE 13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2019

PIVOTAL ACQUISITION HOLDINGS LLC

By:		PIVOTAL SPAC FUNDING LLC

	By:	/s/ Kevin Griffin
Kevin Griffin
Managing Member

IRONBOUND PARTNERS FUND LLC

By:		/s/ Jonathan J. Ledecky
Jonathan J. Ledecky
Chairman

MGG INVESTMENT GROUP LP

By:		/s/ Kevin Griffin
Kevin Griffin
Chief Executive Officer

By:		/s/ Gregory Racz
Gregory Racz
President & Chief Legal Officer

PIVOTAL SPAC FUNDING LLC

By:		/s/ Kevin Griffin
Kevin Griffin
Member

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

/s/ Kevin Griffin
Kevin Griffin

/s/ Gregory Racz
Gregory Racz